Exhibit 12

VERSO PAPER HOLDINGS LLC
RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
(Dollars in thousands)	2012	2011	2012	2011
Earnings (Loss):
Net loss	$(19,058)	$(22,836)	$(91,425)	$(65,810)
Amortization of capitalized interest	91	52	181	102
Capitalized interest	(1,102)	(665)	(1,780)	(1,392)
Fixed charges (below)	33,878	31,814	66,103	64,526
Earnings (loss) adjusted for fixed charges	$13,809	$8,365	$(26,921)	$(2,574)

Fixed charges:
Interest expense	$31,993	$30,471	$62,910	$61,815
Capitalized interest	1,102	665	1,780	1,392
Portion of rent expense representative of interest	783	678	1,413	1,319
Total fixed charges	$33,878	$31,814	$66,103	$64,526
Coverage deficiency	$20,069	$23,449	$93,024	$67,100